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                                                         SEC FILE NUMBER
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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended:  December 31, 1999
                 --------------------------------------------------------------

/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant    GARY PLAYER DIRECT, INC.
                           ----------------------------------------------------

Former Name if Applicable  Not applicable
                           ----------------------------------------------------

Address of Principal Executive Office

(Street and Number)        1428 Philips Lane, Suite 302
                           -----------------------------------------------------

City, State and Zip Code   San Luis Obispo, California 93401
                           -----------------------------------------------------

                      PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                            PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The registrant moved its principal executive offices during January 2000. Due to this re-location, the transition of computerized records and paper records to the new office, and other factors, the registrant has been delayed in closing its books for the 12/31/99 quarter such that the 10-QSB could not be completed without unreasonable effort or expense. In addition, the registrant's Board of Directors is evaluating alternatives that may affect the carrying values of certain assets and liabilities for accounting purposes and has not yet finalized this evaluation as of the due date for the 10-QSB.


          (Attach Extra Sheets if Needed)

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         PART IV. OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

             Carl Cassreto, Executive Vice President and Treasurer
------------------------------------------------------------------------------
                                     (Name)

        805                      783-1011
-------------------------------------------------------------------------------
    (Area code)             (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                            /X/ Yes                /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            /X/ Yes                /  / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       During the fiscal quarter ended December 31, 1998, the registrant had net sales of approximately $1.6 million and a loss of approximately $1.7 million from operations as compared to net sales of approximately $80,000 and a loss of approximately $2.2 million from operations during the fiscal quarter ended December 31, 1999. During the fiscal quarter ended December 31, 1999 the registrant had limited revenues from the sale of its golf equipment and incurred substantial costs in connection with preparing audited financial statements for the fiscal year ended September 30, 1998 and March 31, 1999, incurred significant costs associated with preparing quarterly reports for the December 31, 1998, June 30, 1999, and September 30, 1999 fiscal quarters, and wrote-down the carrying value of certain assets by approximately $1.4 million. In addition, the registrant prepared a registration statement on Form 8-A all in connection with its efforts to qualify its shares for re-listing on NASDAQ's OTC Bulletin Board system. In addition, the registrant made significant payments to creditors in connection with certain outstanding litigation matters during the fiscal quarter ended December 31, 1999.


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